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                                                                     EXHIBIT 2.1



                             U.S. TECHNOLOGIES INC.
                          1130 CONNECTICUT AVENUE, N.W.
                                    SUITE 700
                             WASHINGTON, D.C. 20036
                                 (202) 466-3100
                            TELECOPIER (202) 466-4557


                                  July 28, 2000



On-Site Sourcing, Inc.
111 North 19th Street, 6th Floor
Arlington, Virginia  22209

Gentlemen:

         This "Agreement in Principle" sets forth our agreement concerning the terms upon which U.S. Technologies Inc., a Delaware corporation ("USXX" or "Buyer"), either directly or indirectly through a direct or indirect subsidiary existing or to be formed by USXX will acquire by merger On-Site Sourcing, Inc., a Delaware corporation ("Seller" or "ONSS"). Buyer's acquisition of Seller is hereinafter referred to as the "Merger." The respective boards of directors of USXX and ONSS have approved this Agreement in Principle, and deem it advisable and in the best interest of their respective shareholders to pursue the Merger in accordance with the terms set forth herein.

         1. The Merger is expected to be structured so that Buyer will be the surviving corporation, with Seller becoming a direct or indirect wholly-owned subsidiary of Buyer. The Merger will be structured as a tax-exempt transaction for the parties (with respect to their assets) and their shareholders (with respect to ONSS shares converted to USXX shares).

         2. At the date (the "Closing Date") of the closing of the Merger (the "Closing"), each issued and outstanding share of Common Stock (other than dissenting shares, which cannot exceed 5%) shall be converted into the right to receive that number of fully paid, non-assessable shares of USXX common stock equal to (i) the quotient resulting from (x) $35,000,000 (the "Merger Consideration") divided by (y) $1.00, divided by (ii) the number of shares of Common Stock of ONSS outstanding plus the number of shares subject to options and warrants that are the subject of paragraph 3(a) below. ONSS shareholders shall have the right to elect cash consideration, subject to proration so that at least 75% of ONSS shares are converted to USXX shares. The cash consideration paid for any ONSS $35,000,000 divided by the number of shares

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July 28, 2000
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of Common Stock of ONSS outstanding (including all options and warrants deemed converted into shares of ONSS Common Stock pursuant to paragraph 3 below). This valuation assumes no material diminishment to ONSS's net book equity, for example as a result of increased debt or expenses incurred prior to closing.

         3.       (a)      ONSS shall take all such action as may be permitted
by the instruments governing outstanding options and non-publicly traded warrants to purchase ONSS Common Stock (the "Options and Warrants") to cause the Options and Warrants to become fully exercisable and vested prior to the merger. ONSS and USXX shall in good faith negotiate and reflect in the Merger Agreement (as hereinafter defined) mutually satisfactory terms and provisions under which Options and Warrants not exercised before Closing will be converted into options and warrants to purchase USXX Common Stock after Closing.

                  (b) Each warrant that is publicly traded (separately or as part of the units that include shares of common stock) to purchase shares of ONSS Common Stock at $6.00 per share shall, if not exercised prior to closing, be exchanged for warrants to purchase shares of common stock of USXX in accordance with the actual terms of the warrants relevant to an event like the Merger.

         4. At the Closing of the Merger, Christopher J. Weiler will be elected to serve on the Board of Directors of USXX and also will enter into a three (3) year employment agreement to serve as the Chief Executive Officer of USXX's ONSS unit. Mr. Weiler's base salary will be $200,000 per year, reviewed annually by the Compensation Committee of the Board of Directors of USXX with appropriate adjustment based on the performance of ONSS and Mr. Weiler's contribution to the success of USXX. At the Closing of the Merger, Mr. Weiler will be granted options to purchase 500,000 shares of USXX common stock under USXX's 1999 option plan, exercisable at the Conversion Price through the tenth anniversary of the Closing except that these options would vest over three years at the rate of 133,334 shares on the first, and 133,333 shares on each of the second and third, anniversary of the closing of the Merger.

         5. USXX will make up to 1,500,000 stock options for USXX shares available for grant to employees of the ONSS operating unit at an exercise price consistent with the Conversion Price. These grants will be made by the Compensation Committee of the Board of Directors of USXX, taking into account Mr. Weiler's suggestions.

         6. USXX intends to make available to its ONSS operating unit at least $5 million during the first eighteen months following the Closing. The use of such funds would be based on requests by Mr. Weiler, subject to the approval of the USXX Board of Directors as to the application of funds in light of anticipated returns on investment.


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July 28, 2000
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         7.       Closing of the Merger is subject, among other things, to the following conditions:

                  (a) The negotiation, execution and delivery in good faith of a mutually satisfactory Agreement and Plan of Merger (the "Merger Agreement"), which shall include customary representations and warranties, covenants, conditions, and other provisions usually included in agreements governing transactions of similar size and type, and others which are reasonable and appropriate in the specific context of the Merger, and each party's satisfaction that the representations and warranties of the other party contained in the Merger Agreement are true and complete.

                  (b) The receipt of any necessary regulatory and third-party approvals and the expiration of any waiting periods required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and any other applicable law, without any action, proceeding or investigation being commenced or threatened which seeks to enjoin or delay consummation of the Merger or to impose any materially burdensome restrictions or onerous requirements on Buyer or Seller.

                  (c) All actions, proceedings, instruments and documents required to carry out the transactions contemplated hereby or incidental hereto and all other related legal matters shall be reasonably satisfactory to and approved by counsel for Buyer and Seller, and each such counsel shall have been furnished with such other instruments and documents as it shall have reasonably requested.

                  (d) During the period from the date hereof through the Closing Date, Seller and its direct or indirect subsidiaries (the "Subsidiaries") shall operate their respective businesses in the ordinary course consistent with (i) past practices other than any recent material events or changes that must be excepted, and (ii) the description of Seller's business set forth in Seller's annual report, and there shall not have occurred since December 31, 1999 any change or development in or affecting the assets, liabilities, business, operations, condition (financial or other) or prospects of Seller or any of Seller's Subsidiaries which, in any case or in the aggregate, could, in the reasonable judgment of Buyer, be materially adverse to Seller.

                  (e) No action, suit, proceeding or investigation shall have been instituted or threatened which seeks to restrain, restrict or prohibit or impose substantial penalties or damages with respect to (or any materially adverse


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                           relief or remedy in connection with) and no
                           injunction, restraining or similar order issued by a court of competent jurisdiction or by any federal or state regulatory or administrative agency shall be in effect that restrains, restricts or prohibits or imposes substantial penalties or damages with respect to (or any other materially adverse relief or remedy in connection with) the consummation of the Merger as contemplated by this Agreement in Principle or, once entered into, the Merger Agreement.

                  (f) There shall not have been any actions taken, or any statute, rule, regulation, order, judgment or decree proposed, enacted, promulgated, entered, issued, enforced or deemed applicable by any foreign or United States federal, state or local governmental authority or agency, and there shall be no action, suit or proceeding pending or threatened, which, in Buyer's reasonable judgment, (i) makes or is likely to make any of the transactions contemplated by this Agreement in Principle illegal or imposes or may impose material damages or penalties in connection therewith, (ii) requires or is likely to require the divestiture of any assets of USXX or Seller, or any direct or indirect subsidiary of USXX or any material assets of USXX, (iii) imposes or is likely to result in the imposition of material limitations on the ability of Buyer effectively to consummate the Merger or makes the Merger illegal or subject to any materially burdensome requirement or condition, or
                           (iv) otherwise prohibits or restricts consummation of the Merger contemplated by this Agreement in Principle or increases or is likely to increase in any material respect the liabilities or obligations arising out of any of such transactions.

                  (g) All consents and approvals of, and notices to and filings with, any governmental authority or agency as are required in connection with the consummation of the transactions contemplated hereby shall have been obtained, given and made, and all waiting periods, if any are applicable to the consummation of such transactions, imposed by any applicable law, need a space rule or regulations shall have expired. All consents and approvals of, and notices to and filings with, any non-governmental persons required in connection with the consummation of such transactions shall have been obtained, given or made, except for any thereof which, if not obtained, given or made would not, individually or in the aggregate, have a material adverse effect on the ability of any party to consummate such transactions or on the assets, liabilities, business, operation, condition (financial or other) or prospects of the Seller or the Subsidiaries, taken as a whole.


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                  (h)      All of Seller's and Buyer's representations and
                           warranties shall be true and correct, and they shall have performed their respective covenants, in all material respects as of the Closing Date. Such provisions will include Closing being subject to: the effectiveness prior to Closing of USXX's charter amendment to increase its authorized shares of common stock to an amount at least adequate for all USXX convertible securities, options (outstanding and available for grant under its 1999 stock option plan) and warrants to be converted or exercised, and for the transactions contemplated by this Agreement in Principle to be consummated; and USXX having obtained satisfactory financing for the payment of the cash consideration necessary to complete the Merger.

         8. It is understood that, except as otherwise required by law, all press releases or other public communications of any sort relating to the subject matter of this Agreement in Principle and, once entered into the Merger Agreement, and the method of their release or publication thereof, shall be subject to the prior approval of each of the parties hereto, which approval shall not be unreasonably withheld or delayed.

         9.       (a)      As soon as practicable after entering into a
definitive Merger Agreement, USXX and ONSS shall take such reasonable steps as are necessary for the prompt preparation and filing with the Securities and Exchange Commission (the "SEC") of (i) proxy statements relating to Seller's and Buyer's stockholder meetings to be held about or necessary for the Merger and
(ii) a registration statement on Form S-4 (and any amendments thereto) to be filed by USXX with the SEC pursuant to the Securities Act of 1933, as amended, to register the shares of common stock and the warrants to be issued as a result of the Merger. ONSS insiders (directors, officers and present 10% or greater ONSS stockholders) will be subject after Closing to a 90-day restriction on any sale or transfer of their USXX shares received in the Merger.

                  (b) Prior to Closing, the parties will cooperate with each other in good faith to the extent reasonably necessary to prepare the Merger Agreement and other necessary documentation, in obtaining all necessary consents from governmental and third parties and in complying with all applicable regulatory requirements, in each case, as soon as reasonably possible. Subject to paragraph 12(c) below: (x) either party may terminate this Agreement in Principle if the Merger Agreement has not been entered into by September 1, 2000, provided that the terminating party has acted in good faith in its performance under this Agreement in Principle, and (y) in the event that this Agreement in Principle is terminated or the Merger Agreement is not entered into as a result of one party's failure to act in good faith in its performance under this Agreement in Principle (the "non-performing party"), the other party, if it has acted in good faith in its performance under this Agreement in Principle, shall be entitled to


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July 28, 2000
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the payment from the non-performing party of $1,000,000 as liquidated damages for such non-performance.

                  (c) The parties' confidentiality and non-disclosure agreement dated July 18, 2000 shall be deemed applicable to each party and their exchange of confidential information for a two (2) year period from the date hereof. Prior to Closing, each party shall supply the other party and its officers, employees, attorneys, agents, accountants and other representatives (collectively, "Agents"), free and full access to its management and its properties, books and records, and will permit such persons to make extracts from, and copies of, such books and records and will from time to time furnish such additional financial and operating data and other information about its financial condition, results of operations, business, properties, assets, liabilities or prospects from time to time as reasonably requested in order to complete due diligence and, once a Merger Agreement is entered into, to confirm the accuracy of its representations and warranties, and the performance of its covenants. Each party shall cause its independent certified public accountants to make available to the other party's accountants their work papers relating to its audited financial statements.

         10. This Agreement in Principle, and the Merger Agreement once it is entered into, may be terminated at any time prior to the Closing by either USXX or ONSS if any court of competent jurisdiction in the United States or other United States government body shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated hereby or by the Merger Agreement and such order, decree, ruling or other actions shall have become final and non-appealable.

         11. Whether or not the transactions contemplated hereby are consummated, all costs and expenses incurred in connection with this Agreement in Principle, the Merger Agreement and the Merger will be paid by the party incurring such costs and expenses.

         12.      (a)      In consideration of USXX's execution and delivery of
this Agreement in Principle and its retention of counsel to assist it in connection with the preparation of the Merger Agreement, ONSS agrees that, prior to Closing, it will not, and will cause its Agent not to, solicit, encourage or initiate (directly or indirectly) any discussions with, or provide any information to, any corporation, partnership, person or other entity or group, other than USXX and its Agents, for a merger, a consolidation, a share exchange, any sale of assets, any issuance of securities including rights to acquire securities, or any similar or other transaction contemplating or resulting in the acquisition or change in control of, or a combination involving, ONSS or a material portion of its assets (any such transaction being referred to herein as an "Acquisition Proposal"). ONSS will immediately advise USXX if it receives any Acquisition Proposal from any person. Notwithstanding anything in this paragraph to the contrary, ONSS shall not be prohibited from responding to any inquiry from, or providing any information to, any potential


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purchaser of ONSS if ONSS determines in good faith that such potential purchaser is reasonably likely to be able to consummate its Acquisition Proposal, including funding therefor, and is advised by King & Spalding that a failure to so respond or provide information could result in a breach of fiduciary duty by a member of the Board of Directors of ONSS.

                  (b) If at any time it determines, as permitted by (a) above, to enter into a definitive agreement for an Acquisition Proposal, ONSS will first give USXX five business days written notice, which shall include copies of all proposed definitive agreements. USXX then shall have the right to change the terms for its acquisition of ONSS to be at least economically equivalent to such Acquisition Proposal, and ONSS shall agree to such changes and not accept the Acquisition Proposal.

                  (c) If ONSS, upon receipt of an Acquisition Proposal and its Board's exercise of its fiduciary duty as indicated above, abandons this transaction (including by failing to seek or obtain ONSS stockholder approval for the Merger), then ONSS shall pay USXX $1.5 million in connection with the termination of this Agreement in Principle or the Merger Agreement as liquidated damages for such termination. This obligation, and related no-shopping, Board recommendation and stockholder meeting covenants, and termination provisions including those in (a) and (b) above, shall be included in the Merger Agreement in a form consistent with those used in public company mergers.

         13. The directors and executive officers of ONSS shall, in their capacity as a stockholder of ONSS, enter into a voting agreement for the benefit of, and grant an irrevocable proxy to, USXX with respect to supporting the Merger and not supporting any Acquisition Proposal. Such Agreement and proxy will be delivered at the time the Merger Agreement is entered into.

         14. This Agreement in Principle shall constitute a binding agreement of USXX and ONSS. In addition to any other applicable remedies, USXX and ONSS shall be entitled to specific enforcement hereof. This Agreement in Principle, and once entered into the Merger Agreement, shall terminate on March 31, 2001 (subject to extension if necessary to complete SEC registrations), if Closing has not occurred by such date.

         15. So long as this Agreement in Principle or the Merger Agreement is in effect, prior to the Closing of the Merger Seller will, and will cause its Subsidiaries to, in all material respects: (i) operate their respective businesses in the ordinary course; (ii) not incur any liabilities or purchase any assets except in the ordinary course of business; (iii) not sell any material assets; (iv) not transfer any assets to any affiliated entity except in the ordinary course of business; (v) not make any material change in their respective accounting policies or procedures; (vi) not declare or pay any dividend or make any distribution; and (vii) not materially increase the


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compensation paid to its executives.

         16. This Agreement in Principle, the Merger Agreement and any related agreements and instruments shall be governed by and construed in accordance with the laws of Delaware (without regard to its laws pertaining to choice of law). Each party consents and agrees to adjudication in the Chancery Court of Delaware of any dispute arising out of this Agreement in Principle, the Merger Agreement or any related agreement or instrument.


                     [Rest of Page Left Blank Intentionally]


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         If this Agreement in Principle accurately reflects our understanding, please so indicate by signing the original and the duplicate of this letter, and returning the executed duplicate to the undersigned, so that we can promptly commence work on the Merger Agreement.

                                      Very truly yours,

                                      U.S. Technologies Inc.



                                      By: /s/ C. Gregory Earls
                                         --------------------------------
                                         C. Gregory Earls
                                         Co-Chairman of the Board
                                         and Co-Chief Executive officer


ACCEPTED AND AGREED as of
this 28th day of July, 2000 by
ON-SITE SOURCING, INC.


By: /s/ Christopher J. Weiler
   -------------------------------------
   Christopher J. Weiler
   President and Chief Executive Officer